Exhibit 99.1

SCAILEX CORPORATION LTD (“the Company”)

16 Shenkar (Entrance B), Herzlia Pituach 46120
Tel: 09-9610900; Fax: 09-9610912

17th July 2008

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Immediate Report Of An Event Or Matter
Outside The Corporation's Ordinary Business
(Section 36(a) of the Securities (Periodic and
Immediate Reports) Regulations, 5730-1970

On 17th July 2008 the Company’s board of directors resolved to change the currency of operation in the Company’s financial statements so that from the Company’s financial statements for the third quarter of 2008 (the quarter ending on 30th September 2008), the Company will start measuring its financial statements in the new Israeli shekel, instead of the US dollar. The resolution was passed after studying the economic environment in which the Company operates and inter alia in view of the completion of the PCH sale (see the immediate report that the Company published on 1st July 2008, ref: 187866-01-2008), receiving the proceeds and holding them in new shekels. As at the date of the report, the Company estimates that the change to the currency of operation will not per se have any material effect on the financial position of the Company or its financial results.

It should be emphasised that the aforegoing inter alia includes forward-looking information, as defined in the Securities Law, 5728-1968.

Yours faithfully,

Scailex Corporation Ltd